Exhibit 99.4

VOTING INSTRUCTION FORMCALEDONIA MINING CORPORATION12MEETING TYPE: MEETING DATE: RECORD DATE:PROXY DEPOSIT DATE: ACCOUNT NO:ANNUAL AND SPECIAL MEETING TUESDAY, MAY 20, 2014 AT 9:00 A.M. EDT FOR HOLDERS AS OF APRIL 15, 2014 MAY 15, 2014CUID:CUSIP: 12932K202l1S17399- E 1 OF 1CONTROL NO.: ->EEZKAPPOINTEE(S): STEFAN E. HAYDEN, STEVEN CURTISAPPOINT A PROXY (OPTIONAL)IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHERTHAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OFTHE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE,THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM ORTHE CIRCULAR.PLEASE PRINT APPOINTEE NAME ABOVEEQ3ZECOMPLETE YOUR VOTING DIRECTIONS1 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX " H ' PER NOMINEE IN BUCK OR BLUE INK)FOR HIINHOLD01-STEFAN E. HAYDEN                                           FOR?           MIJHHOLD?02-JAMES JOHNSTONE                                           ?           ?03-STEVEN CURTIS                                ?           ?04-RICHARD PATRICIO                                           ?           ?05-LEIGH A. WILSON                                           ?           ?06-JQHN KELLY                                ?           ?? ?ITEM(S): (FILL IN ONLY ONE BOX "g}" PER ITEM IN BLACK OR BLUE INK)VOTING RECOMMENDATIONS2           "- APPROVAL FOR THE APPOINTMENT OF KPMQ INC. AS AUDITORS OF THE                                                                                                                                >"CORPORATION FOR THE EN5UING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.3           *- APPROVAL OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF --">DECEMBER 5, 2013 BETWEEN THE COMPANY AND COMPUTERSHARE INVESTOR SERVICES INC.4           *- APPROVAL OF UNALLOCATED OPTIONS ISSUABLE PURSUANT TO THE --                                                                                                                                -">COMPANY'S STOCK OPTION PLAN DATED APRIL 10, 2007 AS AMENDED AS OF MARCH 31, 2011.oNOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.oNOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.?FOR?FOR??fOR AGAINST??2 <"-?FOR00102003 <"--* FOR 00120014 <"-?FOR0022401UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO                                                                                                                                          M0N6 ANNUAL MIERIMRECEIVE THE ANN UAL, INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT ? Q ? MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED.THIS DOCUMENT MUST BE SIGNED AND DATED*           ISSUER CONFIRMATION COPY - INI ) ONLY *SIGNATURE(S) 'INVALID IF NOT SIGNED*M M D

 Broadridge
5970 CHEDWORTH WAY MISSISSAUGA, ON L5R4G5
CALEDONIA MINING CORPORATION
ANNUAL AND SPECIAL MEETING
CALEDONIA MINING CORPORATION
WHEN:
TUESDAY, MAY 20, 2014 AT 9:00 A.M. EDT WHERE:
BORDEN LADNER GERVAIS LLP SCOTIA PLAZA, 44TH FLOOR 40 KING STREET WEST TORONTO, ONTARIO M5H 3Y4
1201-67
TORONTO
CANADA
YONGE STREET ON M5E 1J8
EUZE
REVIEW YOUR VOTING OPTIONS
ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR 12-DIGIT CONTROL NUMBER IS LOCATED BELOW.
SCAN TO VIEW
MATERIAL AND
VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474^7501
BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.
REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: -" PROXY DEPOSIT DATE: MAY 15, 2014
Dear Client:
A meeting is being held for securityholders of the above noted issuer.
1.You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name.
2.Votes are being solicited by or on behalf of the management of the corporation.
3.Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language.
4.Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide your voting instructions to us promptly. We will issue a proxy on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
5.When you give us your voting instructions, you acknowledge that:
oYou are the beneficial owner;
oYou are authorized to provide these voting instructions; and
oYou have read the material and the voting instructions on this form.
6.You may not present this voting instruction form at the meeting in order to vote.
7.To attend the meeting and vote your shares in person:
oWrite your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
oGo to ProxyVote.com (if available) and insert the name in the "Appointee" section on the electronic ballot.
You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. Wien you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information I proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who sen/ices your account.
8.If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9.If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
10.In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
11.To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business dav before the proxy deposit date noted above. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.
If you have any questions or require help, please contact the person who services your account.
Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.
PLEASE SEE OVER

VOTING INSTRUCTION FORM CALEDONIA MINING CORPORATIONMEETING TYPE: MEETING DATE: RECORD DATE:PROXY DEPOSIT DATE: A/CANNUAL AND SPECIAL MEETING TUESDAY, MAY 20, 2014 AT09:00 A.M. EDT FOR HOLDERS AS OF APRIL 15, 2014 MAY 16, 2014 *** ISSUER COPY ***12932K202nEEZKONLINE: VOTE AT PROXYVOTE.COMUSING YOUR COMPUTER OR MOBILE DATA DEVICE.SCAN TO VIEW ^ MATERIAL AND "T' VOTE NOW03REVIEW YOUR VOTING OPTIONSBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: 1-800-454-8683BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSESEEK'WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.***COMPLETE YOUR VOTING DIRECTIONS1 - ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX " 0 '' PER NOMINEE IN BLACK OR BLUE INK)FOR HIIHHCIDOHAN HOLTZ HAUSEN? ?01-STEFAN E. HAYDEN FORDWITHHOLD002-JAMES JOHNSTONE0?03-STEVEN CURTIS?004-RICHARD PATRICIOD?OS-LEIGH A. WILSOND?06-JDHN KELLYD?ITEM(S): (FILL IN ONLY ONE BOX "  " PER ITEM IN BLACK OR BLUE INK)VOTING RECOMMENDATIONS2o APPROVAL FOR THE APPOINTMENT OF KPMG INC. AS AUDITORS OF THE ">CORPORATION FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORSTO FIX THEIR REMUNERATION.3- APPROVAL OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF --"> DECEMBER 5, 2013 BETWEEN THE COMPANY AND COMPUTERSHARE INVESTOR SERVICES INC.4- APPROVAL OF UNALLOCATED OPTIONS ISSUABLE PURSUANT TO THE                                                                                                                     ">COMPANY'S STOCK OPTION PLAN DATED APRIL 10, 2007 AS AMENDED ASOF MARCH 31,2011.'NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.oNOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.FOR AGAINST0FOR AGAINST2 "<-3 "<-?4 "<-FOR0010200FOR0012001FOR0022401UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO NONE ANNUAL INTERIM RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT Q ? Q MD&A BY MAIL INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED.FILL IN THE BOX '  " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING0AND VOTE THESE SHARES IN PERSON.THIS DOCUMENT MUST BE SIGNED AND DATED ISSUER CONFIRMATION COPY - SIGNATURE(S) 'INVALID IF NOT SIGNED*UFO ONLY*M M

Broadridge
ANNUAL AND SPECIAL MEETING

51 MERCEDES WAY                                                                                                   CALEDONIA MINING CORPORATION

EDGEWOOD NY 11717                                                                                                   WHEN:
TUESDAY, MAY 20,2014 AT 09:00 A.M. EDT WHERE:
<n                                      BORDEN LADNER GERVAIS LLP

SCOTIA PLAZA, 44TH FLOOR 40 KING STREET WEST TORONTO, ONTARIO M5H 3Y4
CALEDONIA MINING CORPORATION
1201-67 YONGE STREET
TORONTO; ON M5E 1J8
CANADA
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About Voting
A meeting is being held for the holders of the securities listed on the other side of this form, As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.
If you have any questions, please contact the person who services your account.
We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name, Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.
For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.
For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.
Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1,2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.
If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the mles of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.
The following instructions provide specifics regarding the meeting for which this voting fomi applies.
Instruction 1
All proposals for this meeting are considered ''routine". We will vote in our discretion on all proposals, if your instructions are not received.
If your securities are held by a bank, your securities cannot be voted without your specific instructions.
Instruction 2
In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessaiy for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions.
Instruction 3
In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.
instruction 4
We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received yourvoting instruction on the matters) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.
**lf you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you.
To attend the meeting and vote your shares In person
If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.
The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement, You or your designate must attend the meeting for your vote to be counted.
Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.
Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account.
Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeti ng materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.
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